UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  February 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         Ö  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

Private Placement

On February 16, 2011, Rosetta Genomics Ltd. (“Rosetta” or, the “Company”) entered into a Securities Purchase Agreement (the “Private Placement Purchase Agreement”), pursuant to which Rosetta agreed to sell securities to various qualified institutional buyers and accredited investors (the “Purchasers”) in a private placement transaction (the “Private Placement”).  The Private Placement is expected to close on or about February 23, 2011, subject to the satisfaction of customary closing conditions.

In the Private Placement, Rosetta will sell an aggregate of 4,541,668 ordinary shares (the “Private Placement Shares”) at a price of $0.60 per share.  The Purchasers will also receive warrants to purchase up to an aggregate of 3,406,251 ordinary shares (the “Private Placement Warrants”) at an exercise price of $0.80 per share, subject to future adjustment for various events, such as stock splits, combinations and reclassifications.  The Private Placement Warrants will be exercisable immediately upon issuance and will have a term of five years.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers pursuant to which the Company is required to file a registration statement on Form F-3 within 20 days to cover the resale of the Private Placement Shares and the ordinary shares issuable upon exercise of the Private Placement Warrants (the “Resale Registration Statement”).  The failure on the part of the Company to satisfy certain deadlines described in the Registration Rights Agreement may subject the Company to payment of certain monetary penalties.

The Private Placement Shares and the Warrants are being sold in transactions exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) thereof and Rule 506 of Regulation D thereunder.

For its services as placement agent in the Private Placement, Rodman & Renshaw, LLC (“Rodman”) will receive cash compensation in the amount of approximately $163,500 and a warrant to purchase 113,542 ordinary shares on the same terms as the Private Placement Warrants.

Copies of the Private Placement Purchase Agreement, the Registration Rights Agreement, and form of Private Placement Warrant are filed as exhibits 10.1, 10.2 and 4.1 respectively, to this report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.  The Private Placement Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.  The provisions of the Private Placement Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Rosetta’s filings with the Securities and Exchange Commission (“SEC”).

Concurrent Registered Offering

Also on February 16, 2011, Rosetta entered into a Securities Purchase Agreement (the “Registered Offering Purchase Agreement”), pursuant to which Rosetta agreed to sell securities to various investors (the “Investors”) in a registered direct offering (the “Concurrent Registered Offering”).  The Concurrent Registered Offering is expected to close on or about February 23, 2011, subject to the satisfaction of customary closing conditions.

In the Concurrent Registered Offering, Rosetta will sell an aggregate of 5,458,671 ordinary shares (the “Registered Offering Shares”) at a price of $0.60 per share.  The Investors will also receive warrants to purchase up to an aggregate of 2,729,335 ordinary shares (the “Registered Offering Warrants”) at an exercise price of $0.80 per share, subject to future adjustment for various events, such as stock splits, combinations and reclassifications.  The Registered Offering Warrants will be exercisable immediately upon issuance and will have a term of five years.

The Registered Offering Shares, Registered Offering Warrants and ordinary shares issuable upon exercise of the Registered Offering Warrants will be issued pursuant to a prospectus supplement dated as of February 16, 2011, which was filed with the SEC in connection with a takedown from Rosetta’s shelf registration statement on Form F-3 (File No. 333-163063), which became effective on November 24, 2009, and the base prospectus dated as of November 24, 2009 contained in such registration statement.  A copy of the opinion of Tulchinsky Stern Marciano Cohen Levitsky & Co. relating to the legality of the issuance and sale of the Registered Offering Shares, Registered Offering Warrants and ordinary shares issuable upon exercise of the Registered Offering Warrants in the Concurrent Registered Offering is attached as Exhibit 5.1 hereto.

For its services as placement agent in the Concurrent Registered Offering, Rodman will receive cash compensation in the amount of approximately $196,512 and a warrant to purchase 136,467 ordinary shares on the same terms as the Registered Offering Warrants, except the warrant has an exercise price of $0.75 per share (125% of the public offering price per share) and an expiration date of November 24, 2014 (the five year anniversary of the effective date of the registration statement).

Copies of the Registered Offering Purchase Agreement, the form of Registered Offering Warrant and the form of warrant to be issued to Rodman in connection with the Concurrent Registered Offering are filed as exhibits 10.3, 4.2 and 4.3 respectively, to this report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.  The Registered Offering Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.  The provisions of the Registered Offering Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Rosetta’s filings with the SEC.

The aggregate net proceeds to Rosetta from the Private Placement and the Concurrent Registered Offering, after deducting placement agents fees and expenses (not including the placement agent warrants), Rosetta’s estimated offering expenses, and excluding the proceeds, if any, from the exercise of the Private Placement Warrants and the Registered Offering Warrants, are expected to be approximately $5.5 million.

A copy of the press release, dated February 17, 2011, announcing the Private Placement and the Concurrent Registered Offering is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955, 333-163063 and 333-171203.

Exhibits

Exhibit Number	Description of Exhibit

4.1	Form of Private Placement Warrant to be issued by Rosetta Genomics Ltd. to the Purchasers and Rodman in the Private Placement.

4.2	Form of Registered Offering Warrant to be issued by Rosetta Genomics Ltd. to the Purchasers and Rodman in the Concurrent Registered Offering.

4.3	Form of Warrant to be issued by Rosetta Genomics Ltd. to Rodman in the Concurrent Registered Offering.

5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitsky & Co.

10.1	Securities Purchase Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the Purchasers in the Private Placement.

10.2	Registration Rights Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the Purchasers in the Private Placement.

10.3	Securities Purchase Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the Purchasers in the Concurrent Registered Offering.

23.1	Consent of Tulchinsky Stern Marciano Cohen Levitsky & Co. (included in Exhibit 5.1).

99.1	Press release dated February 17, 2011 announcing the Private Placement and the Concurrent Registered Offering.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: February 18, 2011	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel